

Mail Stop 3720

November 21, 2006

Via U.S. Mail and Fax 7.495.787.2850
Alexander A. Lutsky
Chief Accountant (CFO)
14, 1st Tverskaya-Yamskaya Street
125047 Moscow
Russian Federation

RE: **OPEN JOINT STOCK COMPANY LONG-DISTANCE AND
INTERNATIONAL TELECOMMUNICATIONS "ROSTELECOM"
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File number 1-14748**

Dear Mr. Lutsky:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 6. Business Combinations, page F-27

1. Please refer to the last paragraph. Tell us and disclose why the initiation of statutory liquidation procedures or other material adverse actions is remote. Also, tell us and disclose the nature of the other material adverse actions.

Note 7. Impairment of property, plant and equipment, page F-29

2.   We note that the cash-generating unit consists of you and your subsidiaries. Please tell us why this cash-generating unit is considered the smallest identifiable group of assets under IAS 36.

Note 35(c). Reversal of impairment on property, plant and equipment, including restatement of previously issued financial information, page F-65

3.   Please tell us in more detail how you concluded that the impairment should have been recognized in 1998 under US GAAP.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director